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                              Palomine Mining Inc.
                            6420 West Kensington Road
                             Oklahoma City, OK 73132


August 16, 2007

Jennifer Goeken, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7410

                  Re:      PALOMINE MINING, INC.
                           ITEM 4.01 OF FORM 8-K
                           FILED AUGUST 2, 2007
                           FILE NO. 333-123456

Dear Ms. Goeken:

         The purpose of this letter is to respond to the comments of the U.S. Securities and Exchange Commission (the "Commission") regarding the Form 8-K filing (the "Filing") of Palomine Mining, Inc. (the "Company") made by letter on August 6, 2007.

         In response, we have filed an amendment to the Form 8-K of the Company as requested by the Commission. The amended Form 8-K was filed today, August 16, 2007. Enclosed is a highlighted copy of the Form 8-K/A of the Company, marked to reflect the changes for your review.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures made in its filing, that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal; securities laws of the United States.

         Thank you for your assistance in this matter.


                                                Very truly yours,

                                                /s/ Frank Ward
                                                --------------
                                                Frank Ward
                                                Chief Executive Officer,
                                                Palomine Mining, Inc.